Confidential Treatment Requested by Airbnb, Inc.

Pursuant to 17 C.F.R. Section 200.83

140 Scott Drive Menlo Park, California 94025 Tel: +1.650.328.4600 Fax: +1.650.463.2600 www.lw.com

	September 30, 2020	FIRM / AFFILIATE OFFICES
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		Chicago	Paris
	United States Securities and Exchange Commission	Dubai	Riyadh
	Division of Corporation Finance	Düsseldorf	San Diego
	Office of Trade & Services	Frankfurt	San Francisco
	100 F Street, N.E.	Hamburg	Seoul
	Washington, D.C. 20549	Hong Kong	Shanghai
		Houston	Silicon Valley
Attention:	Blaise Rhodes	London	Singapore
	Adam Phippen	Los Angeles	Tokyo
	Jennifer Lopez-Molina	Madrid	Washington, D.C.
	Erin Jaskot	Milan

Re:		Airbnb, Inc. Draft Registration Statement on Form S-1 Confidentially submitted on August 19, 2020 CIK No. 0001559720

Ladies and Gentlemen:

On behalf of our client, Airbnb, Inc. (the “Company”), we are hereby submitting to the Securities and Exchange Commission (the “Commission”) on a confidential basis a revised draft Registration Statement (the “Registration Statement”) on Form S-1 (“Amendment No. 1”) pursuant to 17 C.F.R. § 200.83 (the “Rule 83”). The Company previously submitted a draft Registration Statement on Form S-1 on a confidential basis pursuant to Rule 83 on August 19, 2020 (the “Draft Submission”). Amendment No. 1 has been revised to reflect the Company’s responses to the comment letter to the Draft Submission received on September 16, 2020 from the staff of the Commission (the “Staff”).

For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto.

Confidential Treatment Requested by Airbnb, Inc.

Pursuant to 17 C.F.R. Section 200.83

September 30, 2020

Draft Registration Statement on Form S-1

Prospectus Summary

A Resilient Model, page 3

1.

Reference is made to your disclosure of cumulative free cash flow from January 1, 2011 through December 31, 2019. Please revise to provide a reconciliation to the most directly comparable GAAP measure. Refer to Item 10(e)(1)(i)(B) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 3 and 111 of Amendment No. 1 to include the reconciliation of free cash flow to net cash provided by operating activities, the most directly comparable GAAP measure.

2.

We refer to your measure of Adjusted EBITDA and note that it does not reflect net changes to the reserves for lodging taxes for which management believes it is probable that the company may be held jointly liable with hosts for collecting and remitting such taxes. Your disclosure indicates that you are currently involved in a number of lawsuits brought by certain states and localities involving the payment of lodging taxes and the related accrued obligation includes estimated penalties and taxes. Please tell us in more detail how you considered this cost of doing business in your industry and why you believe it is appropriate to exclude the net change in lodging tax reserve from Adjusted EBITDA.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the transient occupancy or lodging accommodations taxes (“Lodging Taxes”) imposed by some states and localities in the United States and elsewhere in the world (referred to broadly as “municipalities”) are imposed on the Company’s guests, resulting in collection and remittance obligations for its hosts and/or the Company.

In municipalities where laws or regulations have been enacted that obligate the Company to collect and remit Lodging Taxes, or in which the Company has contractual arrangements to collect and remit such taxes, the Company collects those Lodging Taxes from guests and remits to municipalities. These taxes are not a component of revenue or earnings and are generally remitted to tax jurisdictions within a 30- to 90-day period following the end of each month. Accordingly, these amounts are not considered in the determination of the Company’s measure of Adjusted EBITDA.

In municipalities where the Company does not collect and remit Lodging Taxes based on enacted laws, regulations or contractual arrangements between the Company and those municipalities, the responsibility for collecting and remitting these taxes primarily rests with hosts. The Company believes that in some jurisdictions, it may also be held jointly liable by certain municipalities for collecting and remitting these taxes.

Confidential Treatment Requested by Airbnb, Inc.

Pursuant to 17 C.F.R. Section 200.83

September 30, 2020

The Company is currently involved in a number of lawsuits brought by certain municipalities involving the payment of Lodging Taxes. These municipalities have and continue to assert that the Company is liable or jointly liable with hosts to collect and remit Lodging Taxes. In addition, the applicability of regulations in certain municipalities is uncertain or unclear, requiring the Company to evaluate whether the Company is liable or jointly liable with hosts for the payment of Lodging Taxes. Further, new and existing laws and regulations in municipalities are subject to interpretation as to applicability. Given the nature of lawsuits and uncertain regulations, the Company evaluates on a periodic basis whether an accrual should be recorded based on a determination of whether a probable obligation exists in these municipalities, which may also require a reserve for historical activity.

Adjusted EBITDA

The Company’s Adjusted EBITDA does not reflect changes in the reserve for Lodging Taxes because:

A.

Lodging Taxes are not intended to be a cost to Airbnb but rather are to be borne by guests with hosts having the primary collection and remittance obligations for such taxes to the appropriate municipalities.

B.

The timing and ultimate payment, if any, for any Lodging Taxes for which the Company may be ultimately found to be liable or jointly liable with hosts are subject to uncertainty, are highly unpredictable, and are not driven by the Company’s core current-period operating results and can, therefore, render comparisons with prior periods and competitors less meaningful.

C.

Where lawsuits exist related to Lodging Taxes, management provides reserves when a loss is probable and the amount can be reasonably estimated. Similarly, these reserves are not driven by the Company’s core current-period operating results, and the amount and timing of these reserves are unpredictable since they are based on court decisions, law changes, and litigation trends, are subject to a high degree of judgment and interpretation, and can therefore render comparisons with prior periods and competitors less meaningful. Furthermore, the amounts recorded may relate to activity from prior years and make it more difficult for investors to interpret current-period operating results.

D.

The Company’s consistent application of adjusting positive or adverse developments related to Lodging Taxes reserves attributable to historical periods also helps investors understand underlying trends in profitability when reviewing the current quarter results as compared to prior periods.

Confidential Treatment Requested by Airbnb, Inc.

Pursuant to 17 C.F.R. Section 200.83

September 30, 2020

E.

The Company also respectfully submits that certain of its competitors, including Expedia Group, Inc., adjust their non-GAAP profitability metrics for these matters and believes it is beneficial to investors to provide comparability with other industry participants.

3.

We note your discussion here and elsewhere throughout the registration statement that within two months of the emergence of COVID-19, your business model started to rebound, demonstrating its resilience. Please balance your disclosure to reflect that COVID-19 may continue to materially adversely impact your long-term operating and financial results, and that you cannot predict COVID-19’s cumulative and ultimate impact on your future business, results of operation, and financial condition, as discussed in your risk factor on page 21.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 3 and 158 of Amendment No. 1.

Risk Factors Summary, page 12

4.

Please quantify the net losses incurred in each of the past three fiscal years and quantify your accumulated deficit and outstanding indebtedness. Please also disclose the amount of the stock-based compensation expense that you will recognize upon completion of the offering.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 11 and 12 of Amendment No. 1.

Risk Factors

If we fail to retain existing hosts or add new hosts..., page 24

5.

We note that you have distributed the majority of a $250 million commitment made to hosts to lessen the impact of cancellations. You state that because the commitment is limited, hosts may not be able to receive a payment, which could result in a significant number of hosts removing their listings from the platform. Please disclose the number of hosts who have been unable to receive a payment and the amount of hosts who have removed their listings recently, to the extent material.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the Company has not seen a material change in the number of listings on its website, from which the Company infers that there has not been a material number of hosts who have removed their listings due to the Company’s application of funds intended to lessen the impact of COVID-19-related cancellations on hosts. The Company’s active listings were 5.68 million as of December 31, 2019 and 5.63 million as of the date of this letter, representing a decrease of less than 1%.

Confidential Treatment Requested by Airbnb, Inc.

Pursuant to 17 C.F.R. Section 200.83

September 30, 2020

In response to the Staff’s comment, the Company has revised the disclosure on pages 26, 165, 166, and F-59 of Amendment No. 1 to clarify the operation of this commitment. In addition, with the benefit of additional time to monitor host response to payments under this commitment, the Company has revised the disclosure on page 26 to reflect that the Company has not seen a material change in the number of active listings on its platform between December 2019 and September 2020.

The dual class structure of our comment stock..., page 84

6.

Please revise to disclose the beneficial ownership and voting power held by holders of Class B common stock upon completion of the offering. Please state whether these holders will be able to control all matters submitted to stockholders for approval. Please also describe the dilutive effect to Class A holders that will occur as the result of future conversion of Class B common stock.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 84 of Amendment No. 1.

Market and Industry Data, page 92

7.

We note your disclosure that you relied on data from reports, research surveys, studies, and similar data prepared by third parties, some of which you paid for, sponsored or conducted. To the extent that you commissioned third party research, and attribute disclosure in the registration statement to that third party, please file a consent from the third party, as required by Rule 436.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the Company conducted various surveys that were used in the Draft Submission, but the Company did not commission any third-party research for use in connection with this offering, the Draft Submission or Amendment No. 1. Please see the section titled “Market and Industry Data” for additional information on the Company’s third-party research. As a result, no third-party consents are required under Rule 436.

Use of Proceeds , page 93

8.

We note that you have identified the principal purposes of the net proceeds that you will receive from the offering. Please also include the approximate amount intended to be used for each such purpose. For example, please indicate the approximate amount to be used to satisfy “a portion of the anticipated tax withholding and remittance obligations related to the initial settlement of certain RSUs.” See Item 504 of Regulation S-K.

Confidential Treatment Requested by Airbnb, Inc.

Pursuant to 17 C.F.R. Section 200.83

September 30, 2020

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 14 and 93 of Amendment No. 1.

Key Business Metrics, page 104

9.

Please tell us why you believe it is appropriate to combine both nights and experiences within a single metric, and whether the representation of nights and experiences within this metric varies materially from the contribution to revenue for each. Please address your method of recording nights versus recording experiences in your response. Please also disclose how this metric, as currently presented, provides useful information to investors. In addition, it appears that Airbnb Experiences was not introduced until late 2016, which suggests that experiences are not included in this metric for 2015 and part of 2016. Please confirm.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the representation of nights and experiences booked as a single metric provides a key single measure of the scale of activity on the Company’s platform, which in turn drives financial performance.

The representation of nights and experiences within this metric is consistent with the contribution of each to revenue. As described on pages 104, 105, and 129 of Amendment No. 1, substantially all of the Company’s bookings and revenue come from stays booked on the Company’s platform, whereas the Company’s experiences offering is still nascent and, therefore, bookings and revenue from experiences booked are immaterial to the Company’s financial results.

Nights and Experiences Booked on the Company’s platform in a period represents the sum of the total number of nights booked for stays and the total number of seats booked for experiences, net of cancellations and alterations that occurred in that period. If a guest books one stay for 5 nights, 5 nights booked are recorded on the date of the booking. A night can include one or more guests and can be for a listing with one or more bedrooms. If a guest books 2 seats on an experience (i.e., for themselves and someone else), 2 experiences seats booked are recorded on the date of the booking. A seat is booked for each participant in an experience.

Nights and Experiences Booked is a key business metric for investors and others to understand and evaluate the Company’s results of operations in the same manner as its management team, as they represent a single unit of transaction on the Company’s platform. In response to the Staff’s comment, the Company has revised the disclosure on pages 104 and 105 of Amendment No. 1.

Confidential Treatment Requested by Airbnb, Inc.

Pursuant to 17 C.F.R. Section 200.83

September 30, 2020

The Company supplementally advises the Staff that Airbnb Experiences was publicly launched in the fourth quarter of 2016; therefore, an immaterial number of experiences were booked in 2016, and there were no such bookings in 2015.

To the extent that Experiences Booked grows to become a material portion of Nights and Experiences Booked, the Company will evaluate whether to separately disclose Nights Booked from Experiences Booked.

Our Business Model, page 110

10.	We note that active listings are defined as listings that have been previously booked at least once. Please disclose whether there is a date limitation on the previous listing.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 110 of Amendment No. 1 to clarify that there is no date limitation in its definition of an active listing. Once an available listing has been booked for the first time, it is considered to be an “active listing” for all dates in the future, provided the listing remains an “available listing” (i.e., viewable on the Company’s platform as of the date).

11.	Please describe here, and elsewhere as appropriate, your incentive and refunds programs.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 110, 129, and 176 of Amendment No. 1 to indicate that the Company’s incentives include its referral programs and marketing promotions to encourage the use of its platform and attract new customers, while its refunds to customers are part of its customer support activities.

The Company respectfully advises the Staff that, as disclosed on page 150 of Amendment No. 1, under the Company’s referral program, the referring party earns a coupon when the new customer completes their first stay on the Company’s platform. In addition, through marketing promotions, the Company issues customer coupon credits to encourage the use of its platform. The Company’s refunds are in the form of cash or credits to be applied toward a future booking.

Management’s Discussion & Analysis of Financial Condition and Results of Operations

Key Business Metrics and Non-GAAP Financial Measures

Gross Booking Value, page 113

12.

To provide additional context for investors and balance your disclosure, please further discuss the extent to which the growth in GBV evidences any material known trends or uncertainties. For example, it appears that the Annual Gross Booking Value grew at a lower percentage year-over-year. The comment also applies to your “Annual Nights and Experiences Booked” graph on page 112.

Confidential Treatment Requested by Airbnb, Inc.

Pursuant to 17 C.F.R. Section 200.83

September 30, 2020

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 114 of Amendment No. 1. The Company respectfully advises the Staff that aside from the increase in scale of its operations as described on pages 113 and 114, it is not aware of any specific underlying trends in its business or industry contributing to the decline in growth rates of the Company’s Nights and Experiences Booked and GBV, other than the recent negative impacts of COVID-19 as discussed elsewhere in Amendment No. 1.

COVID-19 Impact on our Business, page 118

13.

So that investors can better understand how the impact of COVID-19 on certain categories of your business impacts the overall financial condition of the company, please explain the percentage of total revenue historically represented by each of these categories of bookings. Please provide similar context for the related disclosure in the Summary.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the Company specifically selected the metric “Gross Nights and Experiences Booked” to show the impact of COVID-19 on certain categories of the Company’s business. This metric is a leading indicator of the Company’s revenue performance in the future, due to the lag between when a booking is completed and following a check-in event (i.e., when the Company recognizes revenue).

For most categories, the historical mix of gross nights and experiences booked by category is very similar to the historical mix of revenue by category. Specifically, the share of revenue by travel distance, travel corridor, and top cities in 2020 in each case tracks relatively closely with gross nights and experiences’ share for 2019. Because long-term stays have lower GBV per night and lower service fees, the revenue by trip length is weighted more toward short-term stays.

Further, in response to the Staff’s comment, the Company has revised the disclosure on page 123 of Amendment No. 1.

Geographic Mix, page 127

14.

To the extent that prior fiscal years have materially differed in the geographic distribution of the metrics and financial measures shown here, please disclose this and explain the reason for the changes in geographic distribution. Please also update this to show the geographic mix for the most recently completed fiscal period.

Confidential Treatment Requested by Airbnb, Inc.

Pursuant to 17 C.F.R. Section 200.83

September 30, 2020

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the geographic distribution of the metrics and financial measures in prior years are not materially different than those presented for 2019. For the Staff’s reference, the prior year amounts by geographic distribution are shown below. The Company plans to revise its disclosures in a subsequent filing to include the geographic mix for the nine months ended September 30, 2020, when available.

	Nights and Experiences Booked			Gross Booking Value			Revenue
	2017	2018	2019	2017	2018	2019	2017	2018	2019
Asia Pacific	17%	17%	18%	14%	13%	13%	14%	13%	12%
EMEA	48%	46%	43%	43%	42%	38%	45%	44%	40%
Latin America	8%	9%	10%	6%	6%	7%	6%	6%	7%
North America	28%	29%	29%	37%	39%	42%	35%	37%	41%

Total	100%	100%	100%	100%	100%	100%	100%	100%	100%

Comparison of the Years Ended December 31, 2017, 2018, and 2019, page 133

15.

Please revise to quantify the increase in check-ins year-over-year, and please explain if this is the same as guest arrivals as discussed on page 110. Please also quantify the percentage increase in revenue that was due to an increase in check-ins versus an increase in GBV for 2018.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that a check-in represents a check-in event for a single reservation for a stay or experience, regardless of the number of participants, while guest arrivals represents all individuals included on a reservation for a stay or experience where a check-in has been completed. Individual guests may take more than one trip and therefore may be included multiple times in the Company’s count of guest arrivals.

Revenue increased $1.1 billion, or 43%, in 2018 compared to 2017, resulting largely from a 42% increase in check-ins as compared to 2017. Also contributing to the increase in 2018 revenue compared to 2017 was a 4% increase in GBV per Night and Experience Booked. Revenue also increased $1.2 billion, or 32%, in 2019 compared to 2018, almost entirely due to a 33% increase in check-ins, while GBV per Night and Experience Booked remained relatively flat in 2019 compared to 2018.

In response to the Staff’s comment, the Company has revised the disclosure on pages 110, 134, and 161 of Amendment No. 1.

16.

We note that your sales and marketing expense increased 47% in 2019 compared to 2018. To provide additional context for investors, please disclose whether you expect this trend of increased sales and marketing expenses to continue in the future. In doing so, please address the potential impacts on operating income and net income if this trend were to continue. In this regard, we note that your long-term growth strategy includes attracting new guests, expanding your global network and “invest[ing] more deeply in your brand.”

Confidential Treatment Requested by Airbnb, Inc.

Pursuant to 17 C.F.R. Section 200.83

September 30, 2020

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 130, 137 and 172 of Amendment No. 1.

Quarterly Results of Operations, page 138

17.

Reference is made to your tabular disclosures of Free Cash Flow on page 141. Please present the most directly comparable GAAP measures with equal or greater prominence. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 142 of Amendment No. 1.

Liquidity and Capital Resources, page 143

18.

Please tell us your consideration of disclosing the amount of cash and cash equivalents and marketable securities held by foreign subsidiaries; a statement that you will need to accrue and pay taxes if repatriated; and a statement, if true, that you do not intend to repatriate the funds. If there are no tax consequences of repatriation of foreign earnings, please supplementally explain the reasons and provide summary disclosure conveying this fact.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 144 of Amendment No. 1 to present amounts included within cash and cash equivalents and marketable securities that are held by foreign subsidiaries, as well as the information regarding the tax consequences of repatriating foreign earnings.

19.

We note that you granted to certain employees and nonemployees RSUs that vest upon the satisfaction of both service-based and liquidity-event performance-based vesting conditions. Many RSUs will vest in the quarter this offering is completed or shortly thereafter. We also note that to satisfy the tax withholding obligations related to the RSUs, you will withhold the number of shares necessary to satisfy the tax obligations To the extent material, please disclose an estimated tax withholding and remittance obligation.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 146 of Amendment No. 1 to include the amount of estimated tax withholding and remittance obligations.

Confidential Treatment Requested by Airbnb, Inc.

Pursuant to 17 C.F.R. Section 200.83

September 30, 2020

Critical Accounting Policies and Estimates, page 147

20.	Please tell us your consideration of providing disclosure related to goodwill and long-lived asset impairment reviews.

Response: In response to the Staff’s comment and after considering recent financial results and the ongoing impact of COVID-19 on the Company’s business, the Company has revised the disclosure on page 154 of Amendment No. 1 to include disclosures related to goodwill and the impairment of long-lived assets.

Business, page 154

21.

In order to better understand your source of revenue, please further discuss how you determine the amount of your host and guest fees, your service fees and elaborate on how they vary between the regions, duration and host types, if material. In this regard, we note your disclosure that “you calculate Airbnb service fees based on a percentage of the booking value, exclusive of taxes” and that “certain of [y]our offerings and certain regions in which [you] operate result in listings with lower service fees.” Please include a separate discussion for nights booked versus experiences booked.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that host and guest service fees vary based on factors specific to the booking, including duration, geography, and host type. While the Company’s fees vary by geographic regions and host type, these rates are not materially different. The notable exception to the above is that long-term stays have a lower fee rate compared to short-term stays. However, this has an immaterial impact on the Company’s aggregate service fees as a percentage of GBV since long-term stays represented 13% and 14% of nights booked in 2018 and 2019, respectively.

As noted previously, substantially all of the Company’s bookings and revenue come from nights booked on the Company’s platform, whereas its experiences offering is still nascent, and therefore, bookings and revenue from experiences booked is immaterial to the Company’s results.

Serving Our Stakeholders

Our Guests, page 158

22.

We note your disclosure here and elsewhere in your filing that “[m]ost of [y]our guests discover Airbnb organically” through direct or unpaid channels and that “[i]n June 2020, direct and unpaid traffic increased on an absolute basis relative to June 2019 and accounted for 98% of our total traffic in the second quarter of 2020 due to our reduced marketing spend.” Please tell us how you are able to determine if guests

Confidential Treatment Requested by Airbnb, Inc.

Pursuant to 17 C.F.R. Section 200.83

September 30, 2020

discover your services through unpaid channels. Please also explain whether you are able to determine if guests that came through direct or unpaid channels are separate from those who booked on Airbnb as a result of your performance marketing. Please disclose here, and elsewhere as appropriate, whether you believe the suspension of nearly all performance marketing spend, and your plan to transition to invest more in brand marketing relative to performance marketing, may impact the number of visitors to the Airbnb website. Please also explain the reason for this shift given your 71% increase marketing expense from 2018 to 2019, the majority of which was dedicated to performance marketing.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the Company is able to determine if guests discover its services through unpaid channels versus paid channels by utilizing “click-through” tracking parameters. Below, the Company summarizes in more detail how it tracks unpaid and paid traffic to its website and platform.

A.	Paid Channels Attribution

•

“Paid” channels include, for example, search engine marketing and display marketing. The Company adds tracking parameters to URLs that users will click on such as external ads that bring them to the Airbnb website. These clicks are logged, and the Company parses the parameter to identify the campaign the user clicked on. That point of access is then attributed to a “paid” channel.

B.	Unpaid/Direct Channel Attribution

•

“Unpaid” channels include, for example, emails from Airbnb and sharing on social media. As with “paid” channels, the Company uses tracking parameters to determine if a campaign is an “unpaid” campaign. For example, the Company sends users URLs by email that contain a tracking parameter, and once the URL is clicked, it parses the parameter and identifies that it was an email campaign that was clicked. With respect to other “unpaid” channels, like social media sharing, the Company uses a combination of the visitor’s referrer and landing page to determine if they come from non-tracked sources.

•	“Direct” channels capture visitors who have no tracking information and no referrer—for example, visitors landing directly on the Airbnb app or Airbnb website (whether desktop or mobile).

The suspension of nearly all performance marketing spend at the end of the first quarter of 2020 was in response to the impact of COVID-19 on the Company’s business. The Company is in the process of resuming some of its performance marketing efforts albeit at a reduced level and in a more strategic manner. Overall, as the Company shifts its paid investments to brand marketing and shifts the focus of its internal resources to strengthen

Confidential Treatment Requested by Airbnb, Inc.

Pursuant to 17 C.F.R. Section 200.83

September 30, 2020

its free channels infrastructure, it is expecting a shift in its visitor mix from paid to unpaid channels. In particular, the Company is targeting an increase in traffic from direct, engagement, and virality channels, while maintaining or growing total visitor levels. The Company has targets and triggers established to monitor this shift and adjusts its investments as it sees strategic opportunities during the year.

Marketing expense increased significantly in 2019 as the Company accelerated its investment on digital channels such as Search Engine Marketing. The Company developed key learnings from its 2019 spending that have informed a shift away from Search Engine Marketing. The key learnings include lower incrementality and lower efficiency than desired, diluted brand positioning for reliance on customer acquisition partners, and limited internal focus on free channels. From these learnings, the Company believes its shift in marketing strategy will strengthen its brand positioning, empower its direct and free channels acquisition, and enable strong governance models to quickly react and respond to risks and opportunities.

Our Market Opportunity, page 164

23.

You state that you view your market opportunity in terms of a Total Addressable Market, or TAM, which you believe is the market you can reach over the long-term and a Serviceable Addressable Market, or SAM, which you address today. Please further discuss the material assumptions and estimates underlying your calculation of TAM and SAM for each of the markets presented. For example, provide additional context for your assumption that you will capture 10% of the global real estate rental expenditure described in the narrative disclosure below Table 2 on page 166.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 167 and 168 of Amendment No. 1.

Compensation Discussion and Analysis

Elements of Our Executive Compensation Program, page 191

24.

Please revise to discuss the reasons for the changes to the weightings of each Company Priority from the first half 2019 performance period to the second half 2019 performance period. Please clarify whether the weighting and pre-established goals are set at the time the 2019 Bonus Plan is approved, or at the beginning of each performance period. Please also explain what it means that “stretch goals” were established at the beginning of each performance period.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 195 of Amendment No. 1.

Confidential Treatment Requested by Airbnb, Inc.

Pursuant to 17 C.F.R. Section 200.83

September 30, 2020

Consolidated Financial Statements

Note 12. Redeemable Convertible Preferred Stock and Stockholders’ Deficit, page F-38

25.

Reference is made to your discussion of unvested shares issued for the conversion of a convertible note on page F-43. Please explain how you accounted for the convertible note at issuance, upon conversion and post conversion referencing authoritative literature that supports your accounting.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the Company issued a three-month, unsecured convertible promissory note payable to the founder and principal controlling stockholder of Luxury Retreats as a compensation arrangement for services to be provided subsequent to the close of the acquisition. The acquisition closed on February 15, 2017, which was also the date the note was issued. The note payable was issued for a total amount of $64.9 million and was converted on the contractual maturity date of May 15, 2017 into restricted shares of Airbnb Class A common stock per the terms of the note.

The restricted 618,394 shares of Class A common stock were subject to vesting over a four-year service period. The grant-date fair value of the award was approximately $64.9 million based on the number of shares of Class A common stock and the fair value of the Company’s common stock at the time. In evaluating this arrangement, the Company applied the guidance under ASC 718-10-35-2, which states that compensation costs for an award of share-based employee compensation shall be recognized over the requisite service period. The vesting of the restricted Class A common stock award was subject to post-combination service, and therefore, the Company recognized the expense associated with the award outside of purchase accounting. As of the grant date, the Company began recognizing expense associated with the grant-date fair value of the award over the requisite service period. In connection with the award holder’s 2019 separation from the Company and in accordance with the terms of the grant agreement, all post-combination service was deemed to have been satisfied as of the separation date and all remaining unrecognized compensation expense associated with the award was recognized.

* * *

Confidential Treatment Requested by Airbnb, Inc.

Pursuant to 17 C.F.R. Section 200.83

September 30, 2020

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (650) 463-3060 or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Tad J. Freese

Tad J. Freese

of LATHAM & WATKINS LLP

cc:	(via email)

Rich Baer, Chief Legal Officer, Airbnb, Inc.

Dave Stephenson, Chief Financial Officer, Airbnb, Inc.

David Bernstein, Chief Accounting Officer, Airbnb, Inc.

Anthony J. Richmond, Latham & Watkins LLP

Kathleen M. Wells, Latham & Watkins LLP

Kevin P. Kennedy, Simpson Thacher & Bartlett LLP